767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

March 30, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Maryse Mills-Apenteng

Re:	Black Knight Financial Services, Inc.
Registration Statement on Form S-1
Filed February 17, 2015
File No. 333-201241

Dear Ms. Mills-Apenteng:

On behalf of our client, Black Knight Financial Services, Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-201241) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated March 12, 2015. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Amendment No. 2.

General

1.	In several of your responses you state that if and when you enter into a tax receivables agreement, you will consider the staff’s comments and will respond in connection with the relevant amendment. Please understand that we may have additional comments regarding any such agreement when filed.

The Company respectfully advises the Staff that it has determined not to enter into a tax receivables agreement and has removed references relating to the tax receivables agreement in the Registration Statement.

Securities and Exchange Commission

March 30, 2015

Prospectus Summary, page 1

2.	We note your amended disclosure in response to prior comment 8. Please expand your discussion on pages 11 and 12 to discuss any disadvantages or risks pertaining to this structure with respect to investors purchasing shares in the offering, such as capital outflows related to the tax receivables agreement. Include risk factor disclosure as appropriate.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please refer to page 12. The Company respectfully advises the Staff that it has determined not to enter into a tax receivables agreement and therefore capital outflows to BFKS and its shareholders will not be affected by any tax receivables agreement.

History and Corporate Structure

History

Acquisition of LPS by FNF and Subsequent Reorganization, page 8

3.	Revise the description of the Internal Reorganization to be consistent with the disclosures throughout your filing. In this regard, this description appears to indicate that the former Transaction Services businesses were transferred to ServiceLink after BKFS Operating LLC acquired LPS. Please supplementally confirm that LPS was contributed to BKFS Operating LLC following the distribution of the former Transaction Services businesses to ServiceLink.

The Company respectfully advises the Staff that, as part of the Internal Reorganization, BKIS (formerly LPS) transferred the Transaction Services businesses to BKHI (which subsequently distributed such interests to ServiceLink) prior to BKFS Operating LLC acquiring the membership interests of BKIS. The Company has revised the disclosure to clarify the sequence of transactions that comprise the Internal Reorganization. Please refer to page 8.

Corporate Structure and Reorganization, Page 9

4.	We note your changes in response to prior comment 9. For ease of reference, please revise the organizational charts further to eliminate the acronyms for FNF, BKHI, BKIS and THL and use full or shortened names, e.g., Thomas H. Lee Partners and BK InfoServ for BKIS, or the like.

The Company has revised the disclosure accordingly. Please refer to pages 10, 13, 53 and 56.

The Offering Reorganization, page 10

5.	We note the revised disclosure in response to prior comment 10. Please further revise to explain the specific rights, privileges, form and nature of control of the

Securities and Exchange Commission

March 30, 2015

“managing member interest” held by BKFS. For example, consider disclosing how you will have the ability to manage, control and operate the business and affairs, what business and affairs will be managed, controlled, and operated, and the form and nature of the agreement providing you with these rights.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please refer to page 11.

Summary Historical Financial Data, page 19

6.	In your discussion of the predecessors for financial reporting purposes, please make appropriate modifications to clarify that BKFS Operating LLC is a predecessor to Black Knight Financial Services, Inc. In this regard, BKFS Operating LLC continues to be a predecessor until it is contributed to the registrant.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please refer to page 19.

Combined Non-GAAP Financial Measures (Unaudited), page 23

7.	Please revise to present these non-GAAP financial measures based on the pro forma financial information elsewhere in the filing. It is inappropriate to merely combine financial information without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X. Also, revise to clarify where each of the amounts are derived from. In addition, disclose the reasons why management believes that the presentation of the non-GAAP financial measures provides useful information in accordance with the requirements of Item 10(e)(1)(i)(C) of Regulation S-K. Revise your disclosure on page 65, accordingly.

The Company acknowledges the Staff’s comment and advises the Staff that the Combined Non-GAAP Financial Measures (Unaudited) disclosures on pages 23 and 65 of Amendment No. 1 to the Registration Statement on Form S-1 dated February 17, 2015 (“Amendment No. 1”) have been removed. In lieu of those disclosures, the Company has added a section titled “Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data” at the beginning of “Summary Financial Data” on page 19 of Amendment No. 2. The new section includes unaudited pro forma condensed combined financial data of BKFS Operating LLC for the years ended December 31, 2014 and 2013 and the three months ended March 31, 2014. The information in the new section is derived from the Unaudited Pro Forma Condensed Combined Statement of Operations Data for the years ended December 31, 2014 and 2013 included on pages 71 and 73 of Amendment No. 2, respectively.

Included in the new section described above, is “Adjusted EBITDA,” which is a non-GAAP financial measure. Management believes that Adjusted EBITDA is useful to investors as a supplemental measure to evaluate the overall operating performance of companies in the Company’s industry. Management uses Adjusted EBITDA as a measurement to compare the Company’s operating performance to peers and competitors. The Company has included a reconciliation of Adjusted EBITDA to the nearest GAAP measure in the Registration Statement.

Securities and Exchange Commission

March 30, 2015

Selected Historical Consolidated Financial Data

Selected Historical Combined Financial Data of Commerce Velocity and Property Insight, page 63

8.	We are continuing to consider your response to prior comment 18. Please update your analysis to include the year ended December 31, 2014.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has excluded the audited historical combined financial statements of Commerce Velocity and Property Insight as of and for the years end December 31, 2012 and 2011 and for period from January 1, 2013 through October 15, 2013, because it has concluded that Commerce Velocity and Property Insight are immaterial both individually and in aggregate to BKFS Operating LLC. The Company initially prepared an analysis of the materiality of Commerce Velocity and Property Insight with respect to BKFS Operating LLC in its letter to the SEC dated September 5, 2014. The Company concluded that Commerce Velocity and Property Insight were immaterial to the BKFS Operating LLC financial statements. As a result of that conclusion, the Company requested that the Staff not object to the exclusion of the 2011 through 2013 audited financial statements of Commerce Velocity and Property Insight with this registration statement. We have further supplemented that discussion at the Staff’s request.

In evaluating the materiality of Commerce Velocity and Property Insight, the Company updated its analysis provided in its response to the SEC dated February 17, 2015 using the results of operations for the year ended December 31, 2014. The Company considered using results of operations for the year ended December 31, 2013, but concluded that 2014 was a more relevant period for the purpose of analyzing the materiality of the businesses as a result of the significant changes in the operations of the respective businesses following their contribution to BKFS Operating LLC on January 3, 2014 (Commerce Velocity) and June 2, 2014 (Property Insight). For example, prior to its contribution to BKFS Operating LLC, Property Insight was primarily an internal provider of title data to FNF’s title insurance companies that generated less operating income than it would have if the commercial relationship with FNF was at an arm’s length commercial basis with an unaffiliated third party. Following the contribution to BKFS Operating LLC, the relationship between Property Insight and FNF became more of an arm’s length commercial relationship. Also, prior to its contribution to BKFS Operating LLC, Commerce Velocity was a standalone, start-up technology company that was making significant investments to support potential future growth, which resulted in modest operating losses. Following the contribution to BKFS Operating LLC, Commerce Velocity became integrated into similar businesses within BKFS Operating LLC. If these operating changes would have been made at the beginning of 2013, the results of operations of the combined Commerce Velocity and Property Insight for 2013 would have been materially consistent with their actual results of operations in 2014. Accordingly, the Company has used the 2014 results for its materiality analysis rather than create pro forma results for 2013 because it believes it is more objective and would not materially alter the analysis set forth below.

Securities and Exchange Commission

March 30, 2015

The Company focused its analysis on three financial metrics: revenues, (loss) income from continuing operations before income taxes and Adjusted EBITDA. The Company considered using assets as an additional metric but has not prepared standalone balance sheets for Commerce Velocity and Property Insight following the integration into BKFS Operating LLC. The Company believes that the use of Adjusted EBITDA, which is a non-GAAP financial measure, is the most relevant metric because the Company uses it to internally evaluate the performance of its various businesses and compare its overall performance to its peers and competitors. The Company also believes Adjusted EBITDA is a primary metric used by investors to value companies in its industry. As shown in Schedule 8 attached hereto, on a combined basis, Commerce Velocity and Property Insight revenue, (loss) income from continuing operations before income taxes and Adjusted EBITDA for the year ended December 31, 2014 represented 8.1%, 0.7% and 2.0%, respectively, of the consolidated BKFS Operating LLC metrics. On an individual basis, Commerce Velocity revenue, (loss) income from continuing operations before income taxes and Adjusted EBITDA for the year ended December 31, 2014 represented 0.6%, 6.0% and (1.0)%, respectively, of the consolidated BKFS Operating LLC metrics and Property Insight revenue, (loss) income from continuing operations before income taxes and Adjusted EBITDA represented 7.5%, (5.3)% and 3.0%, respectively, of the consolidated BKFS Operating LLC metrics.

The Company also respectfully advises the Staff that unaudited historical combined financial data of Commerce Velocity and Property Insight for the years ended December 31, 2012 and 2011 and for the period January 1, 2013 through October 15, 2013 has been included in the prospectus on pages 20 and 65. This disclosure is consistent with its previous correspondence with the Staff.

Supplemental Technology and Data and Analytics Financial Data, page 64

9.	Tell us why you present supplemental financial data for the nine months ended September 30, 2014 for BKFS Operating LLC alongside the historical supplemental Technology and Data and Analytics financial data. Revise the headnote to provide a brief description, or cross-reference to a discussion thereof, of the factors that materially affect the comparability of the information reflected. Refer to Instruction 2 to Item 301 of Regulation S-K. Consider similar revisions to such information presented within Summary Historical Financial Data on page 21.

The Company respectfully advises the Staff that the purpose of providing supplemental financial data of BKFS Operating LLC for 2014 alongside the historical supplemental Technology and Data and Analytics financial data is to provide historical financial information that we believe is useful to potential investors. As described in Amendment No. 1, BKFS Operating LLC is substantially comprised of the businesses that were included in the former Technology, Data and Analytics segment of LPS. After the application of the adjustments shown in “Reconciliation to Financial Statements” on page 21 of Amendment No. 1, the historical supplemental Technology and Data and Analytics financial data provides insight into the past performance of the businesses that substantially comprise BKFS Operating LLC following the Acquisition and Internal Reorganization.

Securities and Exchange Commission

March 30, 2015

With regards to the Staff’s comment to provide a brief description, or cross-reference to a discussion thereof, of the factors that materially affect the comparability of the information reflected, the Company respectfully advises the Staff that we have revised the disclosure to make reference to the “Factors Affecting Comparability of our Results of Operations” section in Amendment No. 2. Please refer to page 21.

10.	You indicate in response to prior comment 17 that you included supplemental Technology and Data and Analytics financial data as of and for the year ended December 31, 2010. Revise to include such financial data for this period.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please refer to pages 21 and 66.

11.	We note that you included supplemental Technology and Data and Analytics financial data in response to prior comment 17. Consistent with prior comment 12, revise to reconcile the amounts presented to the information presented in the financial statements in your filing or provide an appropriate cross-reference.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. Please refer to pages 21, 22 and 66.

Certain Relationships and Related Party Transactions

Indemnification Agreements, page 161

12.	You state that you have entered into a cross-indemnity agreement with ServiceLink and reference the agreement in your response to prior comment 35. Please tell us what consideration you gave to filing this agreement as an exhibit to your registration statement.

The Company advises the Staff that upon further consideration, it has determined to file the cross-indemnity agreement as an exhibit to the Registration Statement. Please refer to Exhibit 10.20.

Description of Capital Stock Exclusive Forum, Page 166

13.	Please tell us what consideration you have given to including risk factor disclosure addressing the impact of the exclusive forum provision on investors. Please understand that we may have additional comments once you have filed your amended charter documents.

The Company respectfully advises the Staff that it has determined not to include an exclusive forum provision in its corporate governance documents, and has revised the disclosure accordingly.

Securities and Exchange Commission

March 30, 2015

Lender Processing Services, Inc. and Subsidiaries (Predecessor)

Consolidated Statements of Earnings, page F-25

14.	In response to prior comment 37, you only refer to your response to prior comment number 33 which relates to the financial statements of Black Knight Financial Services, LLC. Provide us with your materiality analysis of Rule 5-03 of Regulation S-X specific to the financial statement presentation for Lender Processing Services, Inc. As previously requested, tell us what consideration you gave to separately presenting revenues from products, revenues from services, and the related amounts of cost of revenues. In addition, tell us the amount of selling, general and administrative expenses included in operating expenses for each of the periods presented.

The Company acknowledges the Staff’s comment and the requirements of Rule 5-03 and Rule 10-01(a)(3) of Regulation S-X and respectfully advises the Staff that the line items that the Company has included in the Consolidated Statements of Earnings of LPS, with the exception of transition and integration costs, are consistent with the line items included in the Consolidated Statements of Earnings of LPS filed with the Commission beginning with the Form 10-Q for the quarterly period ended March 31, 2012 and continuing through the Form 10-Q for the quarterly period ended September 30, 2013.

The Company further advises the Staff that LPS adopted the current presentation in the first quarter of 2012 after an evaluation of the importance of the “costs and expenses applicable to sales and revenues” and “selling, general and administrative expenses” line items. To evaluate the importance of the aforementioned line item captions, the Company first considered the nature of the former LPS business. Regarding the Staff’s question as to the consideration given to separately presenting revenues from products, revenues from services and the related costs of revenues, we respectfully advise the Staff that as a provider of integrated technology, data and services to the mortgage industry, all of the revenues of LPS were from services provided, and not from the sale of tangible products. The Company also considered the materiality of the LPS “selling, general and administrative expenses.” For the years ended December 31, 2013 and 2012, the “selling, general and administrative expenses” for LPS were approximately $160.0 million, or 10.6 percent, and $170.3 million, or 9.7 percent, respectively, of total LPS expenses, excluding interest expense and other expenses of $52.4 million and $88.0 million, respectively. Based on that relative comparison, the Company believes that “selling, general and administrative expenses” were not material to the LPS consolidated financial statements. The final factor that the Company considered was the existing disclosure of the Corporate and Other costs in Note 19, Segment Information, to the LPS consolidated financial statements for the years ended December 31, 2013 and 2012. Among other financial line items, Note 19 includes operating expenses for LPS’s two reporting segments as well as for “Corporate and Other.” Included in the financial tables in Note 19 is a footnote stating that “Corporate and Other” includes unallocated general and administrative costs, which represents approximately $40.2 million, or 25.1 percent, and $41.4 million, or 21.3 percent, respectively, of the “selling, general and

Securities and Exchange Commission

March 30, 2015

administrative expenses” of LPS for the years ended December 31, 2013 and 2012. The Company believes that the inclusion of the “Corporate and Other” information within the related footnote provided insight to investors related to general and administrative costs that weren’t directly in support of revenues.

Based on the considerations noted above, the Company respectfully requests that the Staff not object to the presentation in the LPS Consolidated Statements of Earnings included in the Registration Statement.

Additional Information

In addition to the written comments provided by the Staff above, the Company received a telephone inquiry from the Staff asking the Company to discuss the reason for the difference in the goodwill balances of Commerce Velocity and Property Insight in the BKFS Operating LLC financial statements as of and for the year ended December 31, 2014 compared to the financial statements as of December 31, 2013 and for the period from October 16, 2013 to December 31, 2013.

The Company respectfully advises the Staff that on January 3, 2014, in connection with the Acquisition and Internal Reorganization, FNF contributed Commerce Velocity into BKFS Operating LLC. This was a transfer of an entity under the common control of FNF and, as a result, BKFS Operating LLC recorded the assets and liabilities of Commerce Velocity at FNF’s historical basis as of the date of transfer in accordance with ASC 805, including a specifically identifiable goodwill balance of $26 million. On June 2, 2014, FNF contributed Property Insight into BKFS Operating LLC. This was also a transfer of an entity under the common control of FNF and, as a result, BKFS Operating LLC recorded the assets and liabilities of Property Insight at FNF’s historical basis as of the date of transfer, including a specifically identifiable goodwill balance of $68 million.

As the Registration Statement includes the financial statements of BKFS Operating LLC as of December 31, 2013 and for the period October 16, 2013 (date of inception) through December 31, 2013 and because Commerce Velocity and Property Insight were under the common control of FNF, along with BKFS Operating LLC, from the date of inception of BKFS Operating LLC, the 2013 BKFS Operating LLC financial statements include the balances and results of Commerce Velocity and Property Insight as if they were contributed into BKFS Operating LLC on October 16, 2013.

In preparing the standalone combined financial statements of BKFS Operating LLC for 2013, the Company evaluated the goodwill of Commerce Velocity and Property Insight for impairment in accordance with ASC 350. The Company treated Commerce Velocity and Property Insight as separate reporting units for the purpose of the goodwill impairment test due to the disparate nature of their operations at the time of contribution. This is consistent with the fact that, upon their contributions to BKFS Operating LLC in 2014, Commerce Velocity and Property Insight were ultimately contributed into separate reporting units (Technology and Data and Analytics, respectively) recognized at the BKFS Operating LLC level of reporting. No impairment was identified for Commerce Velocity. However, the Company determined that the carrying value of Property Insight exceeded its fair value and recorded an impairment of the goodwill. Based on the timing of the most recent fair value computation for Property Insight (as of December 31, 2013), the significance of the impairment that was identified (>50% of the goodwill balance), and the fact that the operating metrics and other fair value indicators for Property Insight had not changed between October 16, 2013 and December 31, 2013, the Company concluded that the impairment of Property Insight goodwill had occurred in a period prior to October 16, 2013. As such, goodwill and accumulated loss were adjusted to reflect the impairment in the opening combined balance sheet (October 16, 2013). As such, no impairment loss was reflected within the 2013 combined statement of operations. Further, since the impairment is reflected as an adjustment to the contributed goodwill balance, an impairment loss was not separately disclosed in the 2013 footnotes.

In 2013, FNF evaluated the fair value of its Title reporting unit as part of its annual goodwill impairment test, noting that the Title reporting unit passed Step 1 of the impairment test with significant cushion. Both Commerce Velocity and Property Insight were part of the FNF Title reporting unit at that time and up through their respective contributions into BKFS Operating LLC in 2014. During 2014, when Commerce Velocity and Property Insight were contributed into BKFS Operating LLC, they were also transferred from FNF’s Title reporting unit to the new reporting units of BKFS Operating LLC. Commerce Velocity was contributed into the Origination Technology reporting unit and Property Insight was contributed in the Data and Analytics reporting unit. The fair values of BKFS’ Origination Technology and Data and Analytics reporting units (inclusive of Commerce Velocity and Property Insight) exceeded the carrying value throughout 2014. As such, the Company concluded that while it is appropriate to recognize the impairment of Property Insight goodwill at the reporting unit level in the opening balances of the standalone combined financial statements of BKFS Operating LLC for the period from October 16, 2013 (date of inception) through December 31, 2013, it would not be appropriate to recognize that same impairment at the consolidated FNF or consolidated BKFS Operating LLC levels of reporting in 2014. This is because Commerce Velocity and Property Insight were not actually contributed to BKFS Operating LLC until 2014. At the respective dates of contribution, the common control guidance in ASC 805 requires the receiving entity to recognize the transferred entity at the Parent’s (FNF’s) carrying value. FNF

Securities and Exchange Commission

March 30, 2015

and BKFS Operating LLC have appropriately not recognized any goodwill impairment and, therefore, the basis to be transferred and reflected in the 2014 consolidated financial statements would include the historical goodwill of Commerce Velocity and Property Insight.

The Company’s conclusion was also reviewed and concurred with by the KPMG LLP National Office.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch, Esq.

Alexander D. Lynch, Esq.

Weil, Gotshal & Manges LLP

cc:	Michael L. Gravelle, Black Knight Financial Services, Inc.
cc:	Patrick S. Brown, Sullivan & Cromwell LLP

Schedule 8

($ in millions)	Year Ended December 31, 2014	Year Ended December 31, 2013
Commerce Velocity
Revenues	$4.9	$6.7
(Loss) income from continuing operations before income tax	$(6.7)	$(8.5)
Adjusted EBITDA	$(3.6)	$(6.3)

% of Revenues of BKFS	0.6%	0.8%
% of (Loss) income from continuing operations before income tax	6.0%	15.4%
% of Adjusted EBITDA	-1.0%	-2.3%

Property Insight
Revenues	$63.8	$66.5
(Loss) income from continuing operations before income tax	$5.9	$(1.7)
Adjusted EBITDA	$10.8	$2.8

% of Revenues of BKFS	7.5%	8.2%
% of (Loss) income from continuing operations before income tax	-5.3%	3.1%
% of Adjusted EBITDA	3.0%	1.0%

Combined Commerce Velocity and Property Insight
Revenues	$68.7	$73.2
(Loss) income from continuing operations before income tax	$(0.8)	$(10.2)
Adjusted EBITDA	$7.2	$(3.5)

% of Revenues of pro-forma BKFS	8.1%	9.0%
% of (Loss) income from continuing operations before income tax	0.7%	18.5%
% of Adjusted EBITDA	2.0%	-1.3%

BKFS Operating LLC(1)
Revenues	$852.1	$810.3
(Loss) income from continuing operations before income tax	$(111.6)	$(55.2)
Adjusted EBITDA(2)	$354.9	$275.3

(1)	The results for the year ended December 31, 2013 are based on the unaudited pro forma condensed combined statement of operations data included in the prospectus.
(2)	Adjusted EBITDA for the year ended December 31, 2013 is based on the unaudited pro forma condensed combined statement of operations data included in the prospectus, adjusted to exclude pro forma stock-based compensation expense.